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TOWER ONE ANNOUNCES INITIAL CLOSING OF PRIVATE PLACEMENT
PURSUANT TO OFFERING MEMORANDUM EXEMPTION

October 20, 2021 - VANCOUVER, BC, CANADA – TOWER ONE WIRELESS CORP. (CSE: TO) (OTCQB: TOWTF) (Frankfurt: 1P3N) (“Tower One” or the “Company”) is pleased to announce that it has completed an initial closing (the “Initial Closing”) of a private placement (the “Offering”) in the maximum amount of up to $10,000,000 pursuant to the offering memorandum exemption. The Offering may be completed in one or more Closings. Pursuant to the Offering, the Company will offer Class A and Class B Units (as hereinafter defined). Each Class A Unit will be issuable for a price of $100, payable in cash or in exchange for the equivalent amount of existing subordinated, secured bonds of the Company (the “Existing Bonds”), and includes (i) a subordinated, secured bond in the principal amount of $100 which will bear simple interest at a rate of 10% per annum with a maturity date of September 30, 2022 (each, a “Class A Bond”); and (ii) 25 common shares of the Company (the “Shares”) at deemed price of $0.09375 (collectively, a “Class A Unit”).  Each Class B Unit will be issuable for a price of $100, payable in cash or in exchange for the equivalent amount of Existing Bonds, and includes (i) a subordinated, secured bond in the principal amount of $100 which will bear simple interest at a rate of 10% per annum with a maturity date of September 30, 2023 (each, a “Class B Bond”); and (ii) 50 Shares at a price of deemed price of $0.09375 per Share (collectively, a “Class B Unit”).

The net proceeds of the Offering will be used for the construction and purchase of towers and infrastructure development, including all aspects of site acquisition, permitting and payments of licenses and applicable taxes.

Where allowed by applicable securities legislation, the Company will offer compensation in cash of up to five percent (5%) on the aggregate purchase price of the Class A Units and up to eight percent (8%) on the Class B Units under the Offering to any exempt market dealers (each, an “EMD”) who are registered in accordance with applicable securities laws. The Company will also issue to such EMDs common share purchase warrants of the Corporation (the “Agent Warrants”) allowing EMDs to purchase that number of Shares that is equal to up to eight percent (8%) of the aggregate purchase price of the Class of the Offered Units at an exercise price equal to the closing market price of the Shares on the trading day prior to the dissemination of the news release disclosing the issuance of the warrants, and exercisable for a period of 36 months closing of the Offering.

In the Initial Closing, the Company issued a total of 72 Class B Units for aggregate proceeds of $7,200. The Class B Units were comprised of 3,600 Shares and 72 Class B Bonds. The Company issued 576 Agent Warrants and paid a cash commission of $576 to an EMD. The Agent Warrants are exercisable at a price of $0.125 per Share for a period of 36 months from the date of issuance.

All securities issued in connection with the Initial Closing are subject to a statutory hold period expiring on February 20, 2022.

The securities being offered in the Offering have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

About Tower One
Tower One’s principal business is to build, own and operate multi-tenant wireless telecommunications infrastructure (“towers”) in Latin America. Tower One leases space on its towers to mobile network operators. The Company is focused on the build to suit tower industry whereby a long-term lease is secured with a tenant prior to building a tower. The Company operates in the three largest Spanish speaking countries in Latin America (Colombia, Mexico and Argentina) with a combined population of approximately 220 million people.

Contact Information:
Corporate Communications
Tel:   +1 917 546 3016
E-mail:     info@toweronewireless.com
Website:   www.toweronewireless.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

Forward-Looking Statements
This news release contains forward‐looking statements. All statements, other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward‐looking statements. Forward‐looking statements in this news release include statements regarding: the details of the proposed Offering pursuant to an  offering memorandum, including the proposed size, timing and use of proceeds of the Offering. The forward‐looking statements reflect management’s current expectations based on information currently available and are subject to a number of risks and uncertainties that may cause outcomes to differ materially from those discussed in the forward‐looking statements. Although the Company believes that the assumptions inherent in the forward‐looking statements are reasonable, forward‐looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to their inherent uncertainty. Factors that could cause actual results or events to differ materially from current expectations include, among other things: the Offering may not proceed as anticipated or at all; the Company may decide to increase or decrease the amount of Offering or otherwise change the terms of the Offering; the Company may decide to use the funds differently than as disclosed; the Company may not complete any additional closings of the Offering on the timing anticipated or at all; general market conditions may impact the Offering and/or the business of the Company; factors related to the ongoing COVID‐19 pandemic may impact the Offering and/or the business of the Company; and other factors beyond the control of the parties. The Company expressly disclaims any intention or obligation to update or revise any forward‐looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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